UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-39006

AMTD IDEA GROUP

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

AMTD IDEA Reports Half Year Performance

PARIS & NEW YORK & SINGAPORE, December 30, 2024

AMTD IDEA Group (“AMTD IDEA” or the “Company”, NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual listed company and also an investment holding platform for (i) digital solutions, (ii) media, entertainment and cultural connectors, and (iii) global premium assets, hospitality and VIP services today announced its unaudited financial results for the six months ended June 30, 2024.

Highlights of Half Year Financial Results

●	During the six months ended June 30, 2024, the Company’s business mix underwent significant changes following its restructuring and divestment of certain non-core operations. We are adapting to the evolving global market landscape and entering refocused growth stage. Our total revenue for the first half of 2024 is US$35.9 million and we have maintained a trajectory of growth in our refocused businesses including media and entertainment and hotel operations. This demonstrates our resilience and strategic development as we position ourselves for future opportunities.

●	Our fashion, arts and luxury media advertising and marketing services income increased by more than 40% compared to the previous year, reaching US$10.4 million for the six months ended June 30, 2024. The growth continues to benefit from the successful operations and expansions of L’Officiel and The Art Newspaper since our acquisition of these businesses in 2022 and 2023 respectively.

●

Our hotel operations, hospitality and VIP services income rose from US$4.3 million in the comparable period of 2023 to US$7.9 million for the six months ended June 30, 2024, representing an 85.2% growth compared to the same period in 2023.

●	We recorded a total of US$15.9 million of dividends and fair value gain on financial assets measured at fair value through profit or loss for the six months ended June 30, 2024.

●	We recorded other gains of US$24.7 million from the disposal of certain subsidiaries as a part of the restructuring during the six months ended June 30, 2024.

Statement from the Board Members and Senior Management:

Dr. Feridun Hamdullahpur, Chairman of the board and audit committee of AMTD IDEA, “AMTD IDEA is confidently continuing to execute key operational plans and pursue expansion initiatives as determined in its long-term strategy. I am pleased to see steady growth trends and developments in the new areas that the Company has reengineered its focus and set forth as the new directions. I am confident that these results signal strong, healthy, and sustainable growth in future years”.

Dr. Timothy Tong, independent director of the Company and Chairman of the board of AMTD Digital, “AMTD IDEA is becoming a diversified company with businesses in multi jurisdictions and diversified areas, which allow the company to navigate in a sustainable and competitive manner. The restructuring is to position the company for the next phase of growth and developments. We are confident that the company is ready for a new era of development through the media and entertainment segment of business opportunities and expansions”.

Mr. Xavier Zee, CFO of AMTD IDEA, “After the acquisition of L’Officiel and The Art Newspaper in the prior two years, the Group has successfully repositioned the focus in media and entertainment business through these wholly owned subsidiaries. The recent blockbuster movie “The Last Dance” released in November 2024 and co-produced by us exemplifies our success of investment and development in this industry sector”.

Financial Results for the Six Months Ended June 30, 2024

Revenue

Our revenue for the six months ended June 30, 2024 amounted to US$35.9 million, a change from US$109.1 million recorded for the same period in 2023. The decline was primarily attributable to (i) one-off divestment gains from the disposal of certain financial assets at fair value through profit or loss in the first half of 2023, (ii) a change in revenue mix following the disposal of specific business operations, and (iii) a decline in net fair value movement of investments.

●	Digital solutions and other services income was US$1.7 million for six months ended June 30, 2024, compared to US$11.6 million for the same period last year. The decrease primarily resulted from the disposal of the relevant business operations in 2023.

●	Fashion, arts and luxury media advertising and marketing services income was US$10.4 million, representing more than 40% growth versus the comparative figure for the same period of last year. The increase was mainly attributable to the successful operations and expansions of L’Officiel and the acquisition of The Art Newspaper in late 2023.

●	Hotel operations, hospitality and VIP services income rose from US$4.3 million in the comparable period to US$7.9 million for the six months ended June 30, 2024, representing an 85.2% growth compared to the same period in 2023.

●	Dividends and disposal gains of investments was US$8.7 million for the six months ended June 2024, compared to US$93.5 million for the same period last year. The difference was mainly attributable to the one-off divestment gains of US$83.6 million recorded in 2023.

Other Income And Gains

Other income and gains remain relatively steady compared to the same period in 2023 at US$37.5 million, primarily consisting of (i) gain on disposal of subsidiaries resulting from restructuring, (ii) bank and other interest income, and (iii) interest income from our immediate holding company, which is interest bearing.

Other Operating Expenses

Other operating expenses for the six months ended June 30, 2024 increased by 51.9% as compared to the same period in 2023 to US$16.9 million, primarily attributable to (i) additional hotel depreciation charges, and (ii) increase in operation expenses of L’Officiel’s and The Art Newspaper businesses.

Staff Costs

Staff costs for the six months ended June 30, 2024 decreased by 38.0% as compared to the same period in 2023 to US$6.4 million. This was due to the disposal of operations, netting of the incremental costs of new operations in The Art Newspaper and hotel operations.

Finance Costs

Finance costs for the six months ended June 30, 2024 increased by 74.0% compared to the same period in 2023 to US$6.3 million, primarily due to higher market interest rates and bank borrowings.

Income Tax Expense

Income tax expense for the six months ended June 30, 2024 decreased by 71.1% compared to the same period in 2023 to US$1.9 million, primarily due to a decrease in tax assessable income.

Profit For The Period

Profit for the six months ended June 30, 2024 decreased by 63.2% as compared to the same period in 2023 to US$42.0 million.

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF PROFIT OR LOSS

FOR THE SIX MONTHS ENDED JUNE 30, 2023 AND 2024

	Six months ended June 30,
	2023	2024
	US$’000	US$’000
REVENUE
Digital solutions and other services income	11,592	1,722
Fashion, arts and luxury media advertising and marketing services income	7,245	10,446
Hotel operations, hospitality and VIP services income	4,268	7,905
Dividends and gains from disposed financial assets at fair value through profit or loss	93,493	8,660
Net fair value changes on financial assets at fair value through profit or loss (except derivative financial assets and gains from disposed financial assets at fair value through profit or loss)	(41,376)	7,220
Net fair value changes on derivative financial assets	33,868	-

	109,090	35,953

Other income and gains	36,647	37,454
Other operating expenses	(11,103)	(16,867)
Staff costs	(10,325)	(6,400)
Finance costs	(3,587)	(6,240)

PROFIT BEFORE TAX	120,722	43,900
Income tax expense	(6,474)	(1,868)

PROFIT FOR THE PERIOD	114,248	42,032
Attributable to:
Owners of the company
Ordinary shareholders	104,419	40,523
Holders of perpetual securities	6,396	2,141
Non-controlling interests	3,433	(632)
	114,248	42,032
EARNINGS PER SHARE ATTRIBUTABLE TO ORDINARY EQUITY HOLDERS OF THE COMPANY
Class A ordinary shares:
Basic (US$ cents per share)	35.27	10.22
Diluted (US$ cents per share)	35.27	10.22
Class B ordinary shares:
Basic (US$ cents per share)	35.27	10.22
Diluted (US$ cents per share)	35.27	10.22

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31, 2023 AND JUNE 30, 2024

	December 31, 2023	June 30, 2024
	US$’000	US$’000
ASSETS
Current assets
Accounts receivable	5,525	12,819
Prepayments, deposits and other receivables	16,436	18,470
Due from immediate holding company	1,057,007	1,108,996
Tax recoverable	2,327	-
Other assets	1,020	553
Restricted cash	135	-
Cash and bank balances	120,234	78,574
Total current assets	1,202,684	1,219,412

Non-current assets
Property, plant and equipment	70,054	271,923
Intangible assets	118,423	118,711
Financial assets at fair value through profit or loss	79,607	93,164
Interests in joint ventures	15,822	-
Total non-current assets	283,906	483,798
Total assets	1,486,590	1,703,210

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	9,382	1,257
Bank borrowings	65,793	30,159
Other payables and accruals	19,260	21,636
Due to a non-controlling shareholder	55,803	76,804
Provisions	3,866	-
Tax payable	2,956	4,601
Total current liabilities	157,060	134,457

Non-current liabilities
Bank borrowings	30,373	235,148
Deferred tax liabilities	5,583	5,626
Provisions	-	1,485
Total non-current liabilities	35,956	242,259
Total liabilities	193,016	376,716

AMTD IDEA GROUP

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(CONTINUED)

AS AT DECEMBER 31, 2023 AND JUNE 30, 2024

	December 31, 2023	June 30, 2024
	US$’000	US$’000
Equity
Class A ordinary shares	22	22
Class B ordinary shares	26	26
Treasury shares	(734,658)	(734,658)
Capital reserve	924,348	925,050
Exchange reserve	2,671	4,881
Retained profits	859,849	900,373
Total equity attributable to ordinary shareholders of the Company	1,052,258	1,095,694
Non-controlling interests	7,078	(3,444)
Perpetual securities	234,238	234,244
Total equity	1,293,574	1,326,494
Total liabilities and equity	1,486,590	1,703,210

About AMTD IDEA Group

AMTD IDEA Group (NYSE: AMTD; SGX: HKB), a NYSE and SGX-ST dual listed company and a conglomerate housing a diversified business portfolio to include (i) global media business and cultural projects, (2) motion pictures and other entertainment business; (3) global premium assets, hospitality and VIP services. AMTD IDEA Group is uniquely positioned as an active super-connector between clients, business partners, investee companies, and investors, connecting the East and the West. For more information, please visit www.amtdinc.com or follow us on X (formerly known as “Twitter”) at @AMTDGroup.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about the beliefs, plans, and expectations of AMTD IDEA Group are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in the filings of AMTD IDEA Group with the SEC. All information provided in this press release is as of the date of this press release, and AMTD IDEA Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMTD IDEA GROUP

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: December 30, 2024